SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549
		          SCHEDULE 13D


	   Under the Securities Exchange Act of 1934 *

			NASB Financial, Inc.
			 (Name of Issuer)

	     COMMON STOCK, PAR VALUE $0.15 PER SHARE
	         (Title of Class of Securities)

			    124794108
			  (CUSIP Number)
			 Michael G. Dunn
			  47 E. Canzo
		    Sea Island, Georgia  31561
			  912-638-6686
     (Name, Address and Telephone Number of Person Authorized
	      to Receive Notices and Communications)
			 October 19, 2000
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 124794108
______________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Michael G. Dunn, ###-##-####
______________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]
(b) [  ]
______________________________________________________________________________
(3) SEC Use Only
______________________________________________________________________________
(4) Source of Funds (See Instructions) Personal Funds
______________________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________
(6) Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially owned by each Reporting Person with (7-10):

(7) Sole Voting Power   912,236

(8) Shared Voting Power -0-

(9) Sole Dispositive Power 912,236

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
   912,236 Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)Percent of Class Represented by Amount in Row (11)  10.7%

(14)Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

	This statement relates to NASB Financial, Inc. (the "Company"), common stock, par value $0.15 per share. The principal executive offices of the Company are located at 12498 S. 71 Highway, Grandview, MO 64030.

Item 2. Identity and Background

	The person filing this statement is Michael G. Dunn. Mr. Dunn's business address is 47 E. Canzo, Sea Island, Georgia 31561. Mr. Dunn's present principal occupation is a private investor.

	Mr. Dunn, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	Mr. Dunn, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	Mr. Dunn is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

	As of this date, Mr. Dunn owns 912,236 shares of stock.

	The funds used by Mr. Dunn to purchase the stock have come from Mr. Dunn's personal funds.

Item 4. Purpose of Transaction

	On July 5, 2000, the Company completed a tender offer under which it redeemed 517,625 shares of its common stock. Once added to the Company's treasury account, the total number of shares outstanding became 8,500,249. Mr. Dunn held 9.9% of the outstanding stock prior to the redemption and 10.59% of the outstanding stock following the redemption. Since July 5, 2000, Mr. Dunn purchased an additional 11,700 shares of the Company and thereby brought his current ownership to 10.7% of the Company.

Mr. Dunn has acquired the stock for investment purposes, and may or may not acquire additional stock for investment.

Item 5. Interest in Securities of the Issuer.

	Mr. Dunn owns 912,236 shares of stock, which represent approximately 10.7% of the outstanding stock of the Company.

	Mr. Dunn has the sole power to vote and dispose of 912,236 of these shares.

	During the last 60 days, Mr. Dunn has purchased 11,000 shares of the Company as follows:


Date of Transaction	No. of Shares Purchased		Price Per Share
	9/13/00		1,300				$14.50
	9/14/00		  500				$14.50
	9/22/00		  200				$14.50
	9/25/00		3,400				$14.50
	9/28/00		  200 				$14.50
	9/29/00		  700				$14.50
	10/03/00	  100				$14.50
	10/10/00	  200				$14.50
	10/11/00	  200				$14.50
	10/19/00	  600				$14.50

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2000

/s/ Michael G. Dunn
Signature
Name/Title: Michael G. Dunn, Shareholder